UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)
(Amendment No. )*

A.C. Moore Arts & Crafts, Inc.
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

00086T103
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(CUSIP Number)

Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

with a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 27, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

CUSIP No. 00086T103		13D	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS: Glenhill Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14		TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 00086T103		13D	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS: Glenn J. Krevlin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14		TYPE OF REPORTING PERSON: IN, HC

CUSIP No. 00086T103		13D	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS: Glenhill Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	6,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14		TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 00086T103		13D	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS: Glenhill Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,922,329
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,922,329
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,922,329
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.9%
14		TYPE OF REPORTING PERSON: PN

CUSIP No. 00086T103		13D	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS: Glenhill Capital Overseas Master Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,757,559
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,757,559
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,757,559
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2%
14		TYPE OF REPORTING PERSON: PN

Item 1.	Security and Issuer.

The class of equity to which this Statement relates is the common stock, no par value (the “Common Stock”), of A.C. Moore Arts & Crafts, Inc. (the “Company”), a corporation organized under the laws of the state of Pennsylvania, which has its principal offices at 130 A.C. Moore Drive, Berlin, NJ 08009.

Item 2.	Identity and Background.
The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, and Glenhill Capital Overseas Master Fund LP, a Cayman Islands Exempted Limited Partnership (each, a “Reporting Person”).

Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP are engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC.  Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC.  Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd.  Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund LP, a security holder of the Company.  In addition, Glenhill Special Opportunities Master Fund LLC, a security holder of the Company, is a subsidiary of Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.
The Reporting Persons acquired the 6,000,000 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a)  Glenhill Capital LP acquired 682,329 shares of Common Stock on the open market between November 21, 2006 and March 26, 2009 for a total consideration of $3,905,632.  On May 27, 2009, Glenhill Capital LP acquired 2,240,000 shares of Common Stock through a $10 million private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, a subsidiary of Glenhill Capital LP, resulting in net holdings by Glenhill Capital LP of 2,922,329 shares of Common Stock.

(b)  Glenhill Capital Overseas Master Fund LP, acquired 997,559 shares of Common Stock on the open market between November 21, 2006 and March 5, 2009 for a total consideration of $4,612,249.   On May 27, 2009, Glenhill Capital Overseas Master Fund LP acquired 1,760,000 shares of Common Stock through a $10 million private placement entered into by the Company and Glenhill Special Opportunities Master Fund LLC, a subsidiary of Glenhill Capital Overseas Master Fund LP, resulting in net holdings by Glenhill Capital Overseas Master Fund LP of 2,757,559 shares of Common Stock.

(c)  Glenhill Concentrated Long Master Fund LLC acquired 320,112 shares of Common Stock on the open market between April 16, 2009 and April 27, 2009 for a total consideration of $875,610.22, resulting in net holdings by Glenhill Concentrated Long Master Fund LLC of 320,112 shares of Common Stock.

The above amounts of total consideration include any commissions incurred in making of the investments.  The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Page 7 of  11 Pages

Item 4.	Purpose of Transaction.

        All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

                As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.
                (a)                 As of the close of business on May 27, 2009, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 6,000,000 shares of Common Stock, which constitute in the aggregate 24.3% of the outstanding shares of Common Stock of the Company based on 24,647,000 shares of Common Stock outstanding, which includes the 20,647,163 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending April 4, 2009 filed by the Company and the 4,000,000 shares of Common Stock issued to the Reporting Persons as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2009.

        As of the close of business on May 27, 2009, Glenhill Capital LP was the beneficial owner of 2,922,329 shares of Common Stock, which constitute in the aggregate 11.9% of the outstanding shares of Common Stock of the Company based on 24,647,000 shares of Common Stock outstanding, which includes the 20,647,163 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending April 4, 2009 filed by the Company and the 4,000,000 shares of Common Stock issued to the Reporting Persons as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2009.

Page 8 of  11 Pages

        As of the close of business on May 27, 2009, Glenhill Capital Overseas Master Fund LP was the beneficial owner of 2,757,559 shares of Common Stock, which constitute in the aggregate 11.2% of the outstanding shares of Common Stock of the Company based on 24,647,000 shares of Common Stock outstanding, which includes the 20,647,163 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending April 4, 2009 filed by the Company and the 4,000,000 shares of Common Stock issued to the Reporting Persons as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2009.

                As of the close of business on May 27, 2009, Glenhill Concentrated Long Master Fund, LLC was the beneficial owner of 320,112 shares of Common Stock, which constitute in the aggregate less than 5% of the outstanding shares of Common Stock of the Company based on 24,647,000 shares of Common Stock outstanding, which includes the 20,647,163 shares of Common Stock outstanding as reported on Form 10-Q for the quarterly period ending April 4, 2009 filed by the Company and the 4,000,000 shares of Common Stock issued to the Reporting Persons as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2009.

                (b)                  Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

        Each of Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas Master Fund LP and Glenhill Concentrated Long Master Fund, LLC  has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.  Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

                        (c)                  Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below.   All such trades were made in open market transactions except for the last two trades in which Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP collectively acquired 4,000,000 through a private placement with the Company for which the Common Stock was priced at $2.50; the private placement is more fully described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2009.

Entity	Trade Date	Activity	Quantity	Average Price
Glenhill Capital Overseas Master Fund LP	04/03/09	SELL	(1,900)	2.07
Glenhill Capital Overseas Master Fund LP	04/03/09	SELL	(31,669)	2.06
Glenhill Capital Overseas Master Fund LP	04/03/09	SELL	(1,612)	2.07
Glenhill Capital Overseas Master Fund LP	04/03/09	SELL	(17,601)	2.06
Glenhill Capital Overseas Master Fund LP	04/03/09	SELL	(10,430)	2.06
Glenhill Capital Overseas Master Fund LP	04/06/09	SELL	(4,400)	2.15
Glenhill Capital Overseas Master Fund LP	04/07/09	SELL	(478)	2.07
Glenhill Capital Overseas Master Fund LP	04/07/09	SELL	(3,922)	2.07
Glenhill Capital Overseas Master Fund LP	04/08/09	SELL	(4,400)	2.08
Glenhill Capital Overseas Master Fund LP	04/09/09	SELL	(100)	2.19
Glenhill Concentrated Long Master Fund LLC	04/16/09	BUY	22,956	2.44
Glenhill Concentrated Long Master Fund LLC	04/17/09	BUY	44,400	2.66
Glenhill Concentrated Long Master Fund LLC	04/20/09	BUY	25,000	2.33
Glenhill Concentrated Long Master Fund LLC	04/20/09	BUY	75,000	2.52
Glenhill Concentrated Long Master Fund LLC	04/22/09	BUY	1,300	2.64
Glenhill Concentrated Long Master Fund LLC	04/22/09	BUY	6,344	2.77
Glenhill Concentrated Long Master Fund LLC	04/23/09	BUY	10,000	2.91
Glenhill Concentrated Long Master Fund LLC	04/23/09	BUY	11,560	2.85
Glenhill Concentrated Long Master Fund LLC	04/23/09	BUY	2,500	2.87
Glenhill Concentrated Long Master Fund LLC	04/24/09	BUY	10,000	3.08
Glenhill Concentrated Long Master Fund LLC	04/24/09	BUY	15,841	3.20
Glenhill Concentrated Long Master Fund LLC	04/24/09	BUY	99	3.28
Glenhill Concentrated Long Master Fund LLC	04/27/09	BUY	45,000	3.03
Glenhill Concentrated Long Master Fund LLC	04/27/09	BUY	50,112	2.91
Glenhill Capital LP	05/27/09	BUY	2,240,000	2.50
Glenhill Capital Overseas Master Fund LP	05/27/09	BUY	1,760,000	2.50

Page 9 of  11 Pages

(d)  The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as set forth in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1              Joint Filing Agreement

 Page 10 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: June 8, 2009

GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

Page 11 of 11 Pages